Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

POLL RESULTS OF

THE ANNUAL GENERAL MEETING HELD ON MAY 28, 2024

Reference is made to the circular (the “Circular”) of OneConnect Financial Technology Co., Ltd. (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) dated April 24, 2024. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board of directors (the “Board”) of the Company is pleased to announce that the AGM was held on May 28, 2024 at 21F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, the PRC. All the proposed resolutions as set out in the Notice were taken by way of poll.

As of the Share Record Date, the total number of issued Shares was 1,169,980,653 Shares (including 80,907,420 Shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan).

As at the date of the AGM, the total number of issued shares of the Company entitling the Shareholders to attend and vote for or against the proposed resolutions at the AGM was 1,169,980,653 Shares.

There was no Shareholder that was required under the Listing Rules to abstain from voting in respect of the resolutions proposed at the AGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

In accordance with the provisions of the Listing Rules, voting on the resolution at the AGM was conducted by way of poll in accordance with the requirements of the articles of association of the Company. The poll results in respect of all the resolutions proposed at the AGM were as follows:

Ordinary Resolutions			Number of Votes Cast and Percentage (%)
			For	Against
1.	To receive and adopt the audited consolidated financial statements and the reports of the directors of the Company (the “Directors”) and auditor for the year ended December 31, 2023.		838,389,160 (99.9%)	655,180 (0.1%)
2.	(i)	To re-elect Mr. Chongfeng Shen as an executive Director.	815,920,823 (97.2%)	23,119,347 (2.8%)
	(ii)	To re-elect Mr. Michael Guo as a non-executive Director.	816,076,053 (97.3%)	22,964,417 (2.7%)
	(iii)	To re-elect Ms. Wenjun Wang as a non-executive Director.	816,122,573 (97.3%)	22,919,697 (2.7%)
	(iv)	To re-elect Mr. Wing Kin Anthony Chow as an independent non-executive Director.	831,323,340 (99.1%)	7,717,130 (0.9%)
	(v)	To re-elect Mr. Koon Wing Ernest Ip as an independent non-executive Director.	831,353,930 (99.1%)	7,686,540 (0.9%)
	(vi)	To authorize the board (the “Board”) of Directors to fix the remuneration of the Directors.	837,484,550 (99.8%)	1,546,020 (0.2%)
3.	To re-appoint PricewaterhouseCoopers as auditor and to authorize the Board to fix its remuneration.		838,095,590 (99.9%)	846,060 (0.1%)
As more than 50% of the votes were cast in favor of each of the resolutions no. 1 to 3 at the AGM, such resolutions were duly passed by way of poll as ordinary resolutions of the Company.

The Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM. All directors of the Company attended the AGM in person or by electronic means.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, May 28, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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